

April 6, 2015

Via E-mail
Matthew Killeen
Chief Executive Officer
Kore Resources Inc.
1101 Brickell Avenue, South Tower, 8th Floor
Miami, Florida 33131

  Re: **Kore Resources, Inc.**
    Amendment No. 5 to Form 8-K
    Filed March 24, 2015
    File No. 000-54977

Dear Mr. Killeen:

   We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2015 letter.

General

1. We note your response to comment 1 and statement that unforeseen technical difficulties caused a break in web hosting. It appears that the break in web hosting has extended for over a month. Please revise future 1934 Act reports or your discussion of Heroku on page 5 to address (1) the reasons for the shutdown of your website, (2) the extent to which the shutdown has or will have a material impact on your business and (3) the status of any contract or other relationship allowing you to recommence running a website. In this regard, we note your response to comment 7 in your letter dated January 2, 2015 where you indicate that you are unable to find a copy of a contract with Heroku. If you choose to address (1)-(3) in a future 1934 Act report, please provide draft disclosure.

2. We note your response to prior comments 3 and 5 but are unable to locate revised disclosure. With respect to prior comment 3, please revise page 19 to provide disclosure pursuant to Item 401(e) of Regulation S-K regarding the board's conclusion that each person should serve as a director. Also, please revise the beneficial ownership table on page 25 to incorporate the information provided in response to prior comment 5.

Certain Relationships and Related Transactions, page 24

3. We note your response to comment 4 but are unable to locate revised disclosure. Please disclose the June 30, 2014 share exchange transaction on page 24 or tell us why you do not believe it is required.

You may contact Julie Marlowe, at (202) 551-5395, or Steve Lo, at (202) 551-3394, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329 or James Lopez, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Frederick C. Bauman, Esq.
    Bauman & Associates Law Firm